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                             September 15, 2022

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 15,
2022
                                                            File No. 333-266183

       Dear Mr. Albanna:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note the revisions made in response to our prior comment 1 and we resissue the comment in full, as
follows:
                                                            Your disclosure
both on the cover page and throughout the prospectus continues to reference an
"assumed" public offering price, and you have now included the closing price of company
shares on September 13, 2022. Please revise to clarify whether the offering price is
fixed at $18.50 for the duration of the offering, in which case you should remove the
term "assumed" or explain the method by which the price is to be determined. We note
that it does not appear that you are eligible to conduct an at-the-
                                                           market offering
pursuant to Rule 415 of the Securities Act.
                                                            We note your
disclosure that the offering will terminate "on the first date that [you]
                                                           enter into
securities purchase agreements to sell the securities offered hereby." Please
 Amro Albanna
Aditxt, Inc.
September 15, 2022
Page 2
           revise this disclosure to provide a specific date upon which the offering will end, pursuant to Item 501(b)(8)(iii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at 202-551-6761 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameAmro Albanna
                                                             Division of
Corporation Finance
Comapany NameAditxt, Inc.
                                                             Office of Life
Sciences
September 15, 2022 Page 2
cc:       Emily A. Mastoloni, Esq.
FirstName LastName